May 16, 2023

Mr. Ameen Hamady

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Realty Income Trust (“UHT”)

Form 10-K for the fiscal year ended December 31, 2022

Response dated May 4, 2023

File No. 001-09321

Dear Mr. Hamady:

This letter is being written in connection with the Staff’s comment on our response referenced above. Set forth below is our response to the comment included in the Staff’s letter to us dated May 15, 2023.

Staff's Comment:

Please further tell us whether the Company has a repurchase option on Inland Valley to the extent UHS exercises its repurchase option related to Aiken and Canyon Creek.

Response:

No, UHT does not have a repurchase option on Inland Valley including to the extent that UHS exercises its repurchase option related to Aiken and Canyon Creek.

Staff's Comment:

Please clarify whether the Company has a right to repurchase another property similar to Inland Valley if it does not have a right to repurchase Inland Valley.

Response:

No, UHT does not have a right to purchase another property similar to Inland Valley if UHS exercises its repurchase option related to Aiken and Canyon Creek.

Below is my contact information should the Staff have any further questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle

Charles Boyle

Senior Vice President and Chief Financial Officer

Universal Health Realty Income Trust

367 South Gulph Road

King of Prussia, PA 19406

610-768-3354 (telephone)

chick.boyle@uhsinc.com (email)